Mr. Ethan Horowitz
Securities and Exchange Commission
August 4, 2017

August 4, 2017
Via Edgar
Ethan Horowitz
Branch Chief
Office of Natural Resources
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:
Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2016 filed February 23, 2017 and Form 8-K dated May 3, 2017 and Supplemental Response Dated July 5, 2017 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated July 25, 2017

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated July 25, 2017 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2016, File No. 001-35322. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.
Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business, page 3

Oil and Gas Production, Production Prices and Production Costs, page 12

1.
We note from your response to prior comment 1 that you have only presented information for your continuing operations to provide a comparable view of the metrics that would be expected from activities going forward and is consistent with the overall discussion of your business and properties. However, Items 1204 and 1205 of Regulation S-K require disclosure of amounts reflecting all operations for the fiscal years reported. Revise your presentation to provide the required disclosures. In your expanded disclosure, also provide an explanation similar to that included in your response discussing why you have presented additional amounts based on continuing operations.

We note the Staff’s response and will include disclosures for all domestic operations in future annual filings. For the Staff’s consideration, the following is a revised disclosure of the “Oil and Gas Production, Production Prices and Production Costs” section of our 2016 Form 10-K.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 4, 2017

Oil and Gas Production, Production Prices and Production Costs
Production Sales Data
The following table summarizes our net domestic production sales volumes for the years indicated.

	Year Ended December 31,				Year Ended December 31,
	2016	2015		2014	2016	2015		2014
Oil	(Mbbls)				(Mbbls/d)
Delaware Basin	4,773	1,261	(a)	—	13.0	3.5	(b)	—
Williston Basin	7,596	7,958		7,123	20.8	21.8		19.5
San Juan Basin	2,782	3,252		1,426	7.6	8.9		3.9
Other	27	8		19	0.1	—		0.1
Total continuing operations	15,178	12,479		8,568	41.5	34.2		23.5
Discontinued operations(c)	149	531		677	0.4	1.4		1.8
Total continuing and discontinued operations	15,327	13,010		9,245	41.9	35.6		25.3

Natural Gas	(MMcf)				(MMcf/d)
Delaware Basin	15,818	4,217	(a)	—	43.2	11.6	(b)	—
Williston Basin	4,603	4,284		3,056	12.6	11.7		8.4
San Juan Basin	45,728	47,093		40,133	124.9	129.0		110.0
Other	6,693	10,593		31,344	18.3	29.0		85.8
Total continuing operations	72,842	66,187		74,533	199.0	181.3		204.2
Discontinued operations(c)	45,808	210,808		260,896	125.2	577.6		714.8
Total continuing and discontinued operations	118,650	276,995		335,429	324.2	758.9		919.0

NGLs	(Mbbls)				(Mbbls/d)
Delaware Basin	1,445	409	(a)	—	4.0	1.1	(b)	—
Williston Basin	782	720		538	2.1	2.0		1.5
San Juan Basin	1,388	1,247		327	3.8	3.4		0.9
Other	30	36		33	0.1	0.1		0.1
Total continuing operations	3,645	2,412		898	10.0	6.6		2.5
Discontinued operations(c)	1,106	4,877		5,352	3.0	13.4		14.7
Total continuing and discontinued operations	4,751	7,289		6,250	13.0	20.0		17.2

Combined Equivalent Volumes	(Mboe)				(Mboe/d)
Delaware Basin	8,854	2,373	(a)	—	24.2	6.5	(b)	—
Williston Basin	9,145	9,392		8,170	25.0	25.7		22.4
San Juan Basin	11,791	12,348		8,442	32.2	33.8		23.1
Other	1,173	1,809		5,276	3.2	5.0		14.5
Total continuing operations	30,963	25,922		21,888	84.6	71.0		60.0
Discontinued operations(c)	8,891	40,543		49,513	24.3	111.1		135.6
Total continuing and discontinued operations	39,854	66,465		71,401	108.9	182.1		195.6
 __________
(a) Reflects production subsequent to the Acquisition date of August 17, 2015 through December 31, 2015.
(b) The Delaware Basin average daily volumes assumes 365 days. In 2015, since the time of acquisition on August 17, 2015, the combined equivalent per day volume was 17.4 Mboe.
(c) Reflects production from discontinued operations through the dates of disposition.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 4, 2017

Realized average price per unit
The following table summarizes our domestic sales prices for continuing operations and all domestic operations including discontinued operations through the date of disposition. As noted in our business description, our future activities are expected to be in predominately oil weighted areas. In consideration of this difference, we have presented the additional breakout for our continuing operations to provide a comparable view of the metrics that would be expected from activities going forward and is consistent with the overall discussion of our business and properties.

	Continuing operations			Total Domestic operations(a)
	Year Ended December 31,			Year Ended December 31,
	2016	2015	2014	2016	2015	2014
Oil(b):
Oil excluding all derivative settlements (per barrel)	$36.31	$39.61	$78.09	$36.20	$39.55	$78.32
Impact of net cash received related to settlement of derivatives (per barrel)	12.50	31.21	2.17	12.38	29.94	2.01
Oil net price including all derivative settlements (per barrel)	$48.81	$70.82	$80.26	$48.58	$69.49	$80.33
Natural gas(b):
Natural gas excluding all derivative settlements (per Mcf)	$1.72	$2.08	$3.78	$1.73	$2.23	$3.55
Impact of net cash received (paid) related to settlement of derivatives (per Mcf)	1.53	3.93	(0.37)	1.06	0.94	(0.08)
Natural gas net price including all derivative settlements (per Mcf)	$3.25	$6.01	$3.41	$2.79	$3.17	$3.47
NGL(b):
NGL excluding all derivative settlements (per barrel)	$12.48	$9.39	$22.94	$12.06	$13.23	$32.79
Impact of net cash received related to settlement of derivatives (per barrel)	—	—	7.81	—	—	1.12
NGL net price including all derivative settlements (per barrel)	$12.48	$9.39	$30.75	$12.06	$13.23	$33.91

Combined commodity price per Mboe, including all derivative settlements	$33.04	$50.32	$44.30	$28.44	$28.25	$29.67
 __________
(a) Represents both continuing operations and discontinued operations (through the dates of disposition).
(b) Realized average prices reflect market prices, net of fuel, shrink, transportation and fractionation, and processing.

Expenses per Mboe
The following table summarizes our domestic costs for continuing operations and all domestic operations including discontinued operations through the date of disposition. As noted in our business description, our future activities are expected to be in predominately oil weighted areas. Production costs are generally higher for oil weighted wells compared to natural gas weighted wells. In consideration of this difference, we have presented the additional information for our continuing operations to provide a comparable view of the metrics that would be expected from activities going forward and is consistent with the overall discussion of our business and properties.

	Continuing operations			Total Domestic operations(a)
	Year Ended December 31,			Year Ended December 31,
	2016	2015	2014	2016	2015	2014
Production costs:
Lifting costs and workovers	$4.74	$5.02	$5.96	$3.99	$3.12	$3.37
Facilities operating expense	0.30	0.34	0.26	0.34	0.32	0.30
Accretion expense	0.18	0.19	0.22	0.20	0.21	0.29
Other operating and maintenance	0.04	0.04	0.07	0.02	0.02	0.03
Total LOE	$5.26	$5.59	$6.51	$4.55	$3.67	$3.99
Gathering, processing and transportation charges	2.45	2.48	3.25	3.13	4.82	5.57
Taxes other than income	1.94	2.38	4.03	1.56	1.20	1.98
Total production cost	$9.65	$10.45	$13.79	$9.24	$9.69	$11.54
General and administrative	$6.90	$8.12	$10.24	$5.57	$3.82	$3.85
Depreciation, depletion and amortization	$20.11	$20.39	$16.58	$15.84	$14.14	$11.50
 __________
(a) Represents both continuing operations and discontinued operations (through the dates of disposition).

Mr. Ethan Horowitz
Securities and Exchange Commission
August 4, 2017

Form 8-K dated May 3, 2017

Exhibit 99.1

2.
We have reviewed your response to our prior comment 2. Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations states non-GAAP performance measures should be reconciled to GAAP earnings per share. Please expand your revised presentation to provide a reconciliation of adjusted diluted loss per common share to income (loss) from continuing operations - diluted earnings per share.

We note the Staff’s comment and will include both reconciliations in future filings. The proposed tables below include the reconciliations of adjusted loss from continuing operations available to common stockholders and adjusted diluted loss per common share for all four quarters of 2016 and the first quarter of 2017.

Reconciliation of Adjusted EPS
(UNAUDITED)	2016					2017
(Dollars in millions, except per share amounts)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year	1st Qtr
Income (loss) from continuing operations available to WPX Energy, Inc. common stockholders - reported	$(5)	$(229)	$(244)	$(174)	$(652)	$90
Pre-tax adjustments:
Impairments reported in exploration expense	$—	$—	$—	$—	$—	$23
Impairments - exploratory related and inventory	$—	$—	$4	$—	$4	$—
Net (gain) loss on sales of assets and divestment of transportation contracts	$(198)	$(4)	$227	$(3)	$22	$(35)
Accrual for Denver office lease	$—	$—	$5	$—	$5	$—
Costs related to severance and relocation	$3	$7	$3	$2	$15	$—
Previously capitalized costs expensed following credit facility amendment	$4	$—	$—	$—	$4	$—
(Gain) loss on retirement of debt	$(3)	$3	$—	$1	$1	$—
Unrealized MTM (gain) loss	$76	$223	$20	$190	$509	$(208)
Total pre-tax adjustments	$(118)	$229	$259	$190	$560	$(220)
Less tax effect for above items	$43	$(85)	$(96)	$(71)	$(208)	$83
Impact of state deferred tax rate change	$14	$—	$—	$1	$15	$(6)
Impact of state tax valuation allowance	$8	$—	$—	$—	$8	$(6)
Loss on induced conversion of preferred stock	$—	$—	$22	$—	$22	$—
Total adjustments, after tax	$(53)	$144	$185	$120	$397	$(149)
Adjusted loss from continuing operations available to common stockholders	$(58)	$(85)	$(59)	$(54)	$(255)	$(59)

Reconciliation of adjusted diluted loss per common share:
Income (loss) from continuing operations - diluted earnings per share - reported	$(0.02)	$(0.76)	$(0.72)	$(0.51)	$(2.08)	$0.22
Impact of adjusted diluted weighted-average shares	$—	$—	$—	$—	$—	$0.01
Pre-tax adjustments (1):
Impairments reported in exploration expense	$—	$—	$—	$—	$—	$0.06
Impairments - exploratory related and inventory	$—	$—	$0.01	$—	$0.01	$—
Net (gain) loss on sales of assets and divestment of transportation contracts	$(0.72)	$(0.01)	$0.67	$(0.01)	$0.07	$(0.09)
Accrual for Denver office lease	$—	$—	$0.01	$—	$0.02	$—
Costs related to severance and relocation	$0.01	$0.02	$0.01	$0.01	$0.05	$—
Previously capitalized costs expensed following credit facility amendment	$0.01	$—	$—	$—	$0.01	$—
(Gain) loss on retirement of debt	$(0.01)	$0.01	$—	$—	$—	$—
Unrealized MTM (gain) loss	$0.27	$0.74	$0.06	$0.55	$1.62	$(0.54)
Total pre-tax adjustments	$(0.44)	$0.76	$0.76	$0.55	$1.78	$(0.57)
Less tax effect for above items	$0.17	$(0.28)	$(0.27)	$(0.2)	$(0.67)	$0.22
Impact of state deferred tax rate change	$0.05	$—	$—	$—	$0.05	$(0.01)
Impact of state tax valuation allowance	$0.03	$—	$—	$—	$0.03	$(0.02)
Loss on induced conversion of preferred stock	$—	$—	$0.06	$—	$0.07	$—
Total adjustments, after tax	$(0.19)	$0.48	$0.55	$0.35	$1.26	$(0.38)
Adjusted diluted loss per common share	$(0.21)	$(0.28)	$(0.17)	$(0.16)	$(0.82)	$(0.15)
Reported diluted weighted-average shares (millions)	276.1	300.7	341.5	344.6	313.3	410.4
Effect of dilutive securities due to adjusted loss from continuing operations available to common stockholders.	—	—	—	—	—	(24.1)
Adjusted diluted weighted-average shares (millions)	276.1	300.7	341.5	344.6	313.3	386.3

(1) Per share impact is based on adjusted diluted weighted-average shares.

Mr. Ethan Horowitz
Securities and Exchange Commission
August 4, 2017

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-1520.

Sincerely,
/s/ STEPHEN L. FAULKNER
Stephen L. Faulkner
Controller (Principal Accounting Officer)

cc:	Diane Fritz, Securities and Exchange Commission
Shannon Buskirk, Securities and Exchange Commission
J. Kevin Vann, Senior Vice President and Chief Financial Officer
Robert K. Herdman, WPX Energy, Inc. Audit Committee Chair
Ernst & Young LLP